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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND
                                  STATEMENT ON

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                                AMENDMENT NO. 2

                           SHERIDAN HEALTHCARE, INC.
                           (NAME OF SUBJECT COMPANY)

                             VESTAR/SHERIDAN, INC.
                         VESTAR/SHERIDAN HOLDINGS, INC.
                         VESTAR/SHERIDAN INVESTORS, LLC
                                    (BIDDER)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (TITLES OF CLASSES OF SECURITIES)
                            ------------------------
                                   823781109
                                   823781208
                    (CUSIP NUMBERS OF CLASSES OF SECURITIES)
                            ------------------------
                              JAMES L. ELROD, JR.
                         VESTAR/SHERIDAN INVESTORS, LLC
                          245 PARK AVENUE, 41ST FLOOR
                               NEW YORK, NY 10167
                           TELEPHONE: (212) 351-1600
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                    COPY TO:
                             PETER J. GORDON, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000
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     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 and Statement on Schedule 13D (the "Schedule 14D-1/13D") filed on March 31, 1999 relating to the offer by Vestar/Sheridan, Inc., (formerly known as Vestar/Calvary, Inc.) a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Vestar/Sheridan Holdings, Inc.(formerly known as Vestar/Calvary Holdings, Inc.), a Delaware corporation ("Parent") and a wholly owned subsidiary of Vestar/Sheridan Investors, LLC (formerly known as Vestar/Calvary Investors,
LLC) ("Holdings"), a Delaware limited liability company, to purchase for cash all of the outstanding shares of Common Stock, par value $0.01 per share, and Class A Common Stock, par value $0.01 per share (collectively, the "Shares"), of Sheridan Healthcare, Inc., a Delaware corporation (the "Company"), at a purchase price of $9.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of March 31, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer").

     All capitalized terms used herein and not defined herein shall have the meanings set forth in the Offer to Purchase.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     Items (3)(a) and (b) of the Schedule 14D-1/13D are hereby amended and supplemented as follows:

     On April 21, 1999, the Parent distributed a Supplement to the Offer to Purchase dated April 21, 1999, the full text of which is set forth in Exhibit
(a)(9) and incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Items 4(a) and (b) of the Schedule 14D-1/13D are hereby amended and supplemented as follows:

     On April 21, 1999, the Parent distributed a Supplement to the Offer to Purchase dated April 21, 1999, the full text of which is set forth in Exhibit
(a)(9) and incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     Items 5(a)-(e) of the Schedule 14D-1/13D are hereby amended and supplemented as follows:

     On April 21, 1999, the Parent distributed a Supplement to the Offer to Purchase dated April 21, 1999, the full text of which is set forth in Exhibit
(a)(9) and incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     Item 7 of the Schedule 14D-1/13D is hereby amended and supplemented as follows:

     On April 21, 1999, the Parent distributed a Supplement to the Offer to Purchase dated April 21, 1999, the full text of which is set forth in Exhibit
(a)(9) and incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     Items 10(b), (c), (d) and (f) of the Schedule 14D-1/13D are hereby amended and supplemented as follows:

     On April 21, 1999, the Parent distributed a Supplement to the Offer to Purchase dated April 21, 1999, the full text of which is set forth in Exhibit
(a)(9) and incorporated herein by reference.

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ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(9)   Supplement to the Offer to Purchase dated April 21, 1999.

(a)(10)  Press Release issued by the Company on April 21, 1999.

(c)(16)  Amendment No. 1, dated as of April 20, 1999, to the
         Agreement and Plan of Merger, dated as of March 24, 1999, among Parent, Purchaser and the Company (included as Schedule VI to exhibit (a)(9)).

(c)(17) Memorandum of Understanding, dated April 20, 1999, by and among Stanley Henner, Robert Betz, Bob Schoenfield, and on behalf of all stockholders of Sheridan Healthcare, Inc., Vestar Capital Partners, Inc., Vestar/Sheridan, Inc.,
         Vestar/Sheridan Holdings, Inc., Sheridan Healthcare, Inc.,
         Mitchell Eisenberg, Lewis Gold, Henry E. Golembesky, Jamie
         Hopping and Neil A. Natkow.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          VESTAR/SHERIDAN INVESTORS, LLC

                                          By:      VESTAR CAPITAL PARTNERS III,
                                              L.P.,
                                            ------------------------------------
                                            its Sole Member

                                          By:      VESTAR ASSOCIATES III,
                                              L.P.,
                                            ------------------------------------
                                            its General Partner

                                          By:      VESTAR ASSOCIATES CORPORATION
                                              III
                                            ------------------------------------
                                            its General Partner

                                          By: /s/  JAMES L. ELROD, JR.
                                            ------------------------------------
                                            Name:  James L. Elrod, Jr.
                                            Title:   Vice President

                                          VESTAR/SHERIDAN HOLDINGS, INC.

                                          By: /s/  JAMES L. ELROD, JR.
                                            ------------------------------------
                                            Name:  James L. Elrod, Jr.
                                            Title:   President

                                          VESTAR/SHERIDAN, INC.

                                          By: /s/  JAMES L. ELROD, JR.
                                            ------------------------------------
                                            Name:  James L. Elrod, Jr.
                                            Title:   President

Date: April 21, 1999

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                                 EXHIBIT INDEX

EXHIBIT NO.                          DESCRIPTION                            PAGE NO.
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
(a)(9)       Supplement to the Offer to Purchase dated April 21, 1999.

(a)(10)      Press Release issued by the Company on April 21, 1999.

(c)(16)      Amendment No. 1, dated as of April 20, 1999, to the
             Agreement and Plan of Merger, dated as of March 24, 1999, among Parent, Purchaser and the Company (included as Schedule VI to exhibit (a)(9)).

(c)(17) Memorandum of Understanding, dated April 20, 1999, by and among Stanley Henner, Robert Betz, Bob Schoenfield, and on behalf of all stockholders of Sheridan Healthcare, Inc., Vestar Capital Partners, Inc., Vestar/Sheridan, Inc.,
             Vestar/Sheridan Holdings, Inc., Sheridan Healthcare, Inc.,
             Mitchell Eisenberg, Lewis Gold, Henry E. Golembesky, Jamie
             Hopping and Neil A. Natkow